Exhibit 99.9

LIMITED LIABILITY PARTNERSHIP
EXECUTION COPY

SPONSOR UNDERTAKING

dated      February 2008

FROM

ALUMINUM CORPORATION OF CHINA

in favour of

CHINA DEVELOPMENT BANK

acting as Agent

THIS SPONSOR UNDERTAKING is dated                         2008 and made between:

(1)                            ALUMINUM CORPORATION OF CHINA (the “Sponsor”); and

(2)                            CHINA DEVELOPMENT BANK as agent (the “Agent”) of the Finance Parties.

IT IS AGREED as follows:

1.                                 DEFINITIONS AND INTERPRETATION

1.1                           Definitions

In this Undertaking:

“Facility Agreement” means the Agreement dated on or about the date of this Undertaking and made between Orient Prospect Pte Ltd. as borrower, China Development Bank as Agent and the Finance Parties specified therein.

Capitalised terms not otherwise defined herein shall have the meanings ascribed to such terms in the Facility Agreement.

1.2                           Construction; Third Party Rights

The terms of Clauses 1.2 and 1.4 of the Facility Agreement shall apply mutatis mutandis to this Undertaking.

2.                                 UNDERTAKING

2.1                           Ownership of Orient Prospect Pte Ltd.

Sponsor undertakes that at all times Orient Prospect Pte Ltd. shall own 100 per cent. of the issued share capital of Shining Prospect Pte Ltd.

2.2                           Owners of Orient Prospect Pte Ltd.

Sponsor shall ensure that all Persons directly or indirectly owning the share capital of Orient Prospect Pte Ltd. undertake to the Agent on behalf of the Finance Parties that Orient Prospect Pte Ltd. shall at all times own 100 per cent. of the issued share capital of Shining Prospect Pte Ltd., pursuant to an undertaking agreement in form and substance satisfactory to the Agent.

3.                                 GOVERNING LAW

This Undertaking is governed by English law.

4.                                 ENFORCEMENT

4.1                           Jurisdiction

(a)                                       The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Undertaking (including a dispute regarding the existence, validity or termination of this Undertaking or the consequences of its nullity) (a “Dispute”).

(b)                                     The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)                                      This Clause 5.1 (Jurisdiction) is for the benefit of the Finance Parties only.  As a result, and notwithstanding paragraph (a) of Clause 5.1, any Finance Party may take proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

4.2                           Waiver of Immunity

The Sponsor waives generally all immunity it or its assets or revenues may otherwise have in any jurisdiction, including immunity in respect of:

(a)                                      the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or revenues; and

(b)                                     the issue of any process against its assets or revenues for the enforcement of a judgment or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues.

This Undertaking has been entered into on the date stated at the beginning of this Undertaking.

SIGNATURES

THE SPONSOR

ALUMINUM CORPORATION OF CHINA

By:/s/ ZHANG ZHANKUI

Address:

Fax:

THE AGENT

CHINA DEVELOPMENT BANK

By:/s/ XU QIYING

Address:

Fax:

February 3, 2008